Westpoint Energy, Inc.
871 Coronado Center Drive, Suite 200
Henderson, Nevada 89052

October 5, 2011
BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: H. Roger Schwall, Assistant Director

Re: Westpoint Energy, Inc.
Registration Statement on Form S-1
Filed July 1, 2011, as amended August 8, 2011 and September 13, 2011 (the "Registration Statement")
File No. 333-175313

Dear Mr. Schwall:

Pursuant to a conversation earlier today, Westpoint Energy, Inc. (the “Company”) hereby confirms that (i) the Company did not acquire any land in the public land sale held on October 3, 2011 which was mentioned in the Description of Business in the Registration Statement and (ii) the Company will update said information in the final 424(b)(3) prospectus to be filed by the Company subsequent to the Registration Statement being declared effective.

Very truly yours,

WESTPOINT ENERGY, INC.

/s/ Jarnail Dhaddey Name: Jarnail Dhaddey Title: CEO, President and Director (principal executive, financial and accounting officer)